Exhibit 20

                         LASER MORTGAGE MANAGEMENT, INC.
                         ANNOUNCES 1ST QUARTER EARNINGS


     Short Hills, N.J., April 22, 1998. LASER Mortgage Management, Inc. (NYSE:LMM) reported net income for the first quarter ending March 31, 1998 of $8,530,000, or $0.43 per common share based on 20,045,000 weighted average common shares outstanding during the quarter. The first quarter of 1998 represents the first full quarter of operation for the Company.

     Michael Smirlock, Chief Executive Officer of the Company, said "In light of the volatile market for mortgage products and continued pressure on spreads, we are satisfied with the results of our first full quarter of operations. We expect prepayment uncertainty and pressure on spreads to continue over the near-term before stabilizing, creating additional opportunities for the Company to deploy more of its capital in higher yielding assets that should enhance the net interest income of the Company."

     "Mortgage valuations were hurt over the first quarter by unexpectedly higher mortgage prepayment rates resulting from the decline in interest rates. The government agency mortgage pass-through portfolio owned by the Company, which comprises almost 90% of total assets, consists primarily of securities that the Company's analysis showed should exhibit less prepayment sensitivity to interest rates than generic pass-throughs. This analysis was borne out in the first quarter as prepayment speeds on the Company's pass-through portfolio were approximately 8.7% constant prepayment rate (CPR) while prepayments on generic conventional government agency pass-throughs were approximately 16.3% CPR or almost twice as fast as Company-owned collateral. The Company owns no adjustable rate mortgages (ARMs)."

         "The net interest rate spread (IRS) on the Company's assets (including cash) for the first quarter was 1.16%. This IRS is exclusive of hedging costs. Adjusting for the negative carry and cost of hedges results in a hedged IRS of 0.69%. The Company, through the sale of mortgage derivatives and pass-throughs, generated a capital gain of $0.01 per share."

         "Over the quarter, the Company continued to identify successfully and acquire mortgage and non-mortgage assets that met or exceeded the Company's equity return targets and added to earnings. These assets included subordinate classes in commercial mortgage and asset-backed structures (such as home equity loans) as well as direct loans."

     "Going forward, the Company expects to continue to try to increase earnings through several different avenues. First, we intend to continue to acquire mortgage and non-mortgage assets that will add to earnings. Second, we are evaluating various strategic alternatives to provide a consistent flow of attractive and high income producing loans and securities, including correspondent relationships and joint ventures. Third, the Board of Directors has authorized the evaluation by management of the structure and benefits to the REIT of internalization of the manager."

         "The Company remains committed to enhancing stockholder value through its business strategy of acquiring, hedging and funding primarily mortgage securities that provide investors significant income flows and a high return on equity."


                 LASER MORTGAGE MANAGEMENT, INC.
                     Statement of Operations

                                                        For the Quarter
                                                            Ended
                                                        March 31, 1998

Interest income                                          $ 55,769,000
Interest expense                                          (45,144,000)
                                                         --------------

Net interest income                                        10,625,000

Gain on sale of securities                                    134,000
Management fee                                               (705,000)
Incentive fee                                                (951,000)
Other operating expenses                                     (573,000)
                                                          --------------

NET INCOME                                                 $8,530,000
                                                          ==============

Basic earnings per share                                   $     0.43

Diluted earnings per share                                 $     0.40

Dividends declared per common share                        $     0.43

Average number of shares outstanding                       20,045,000

Non interest expense as a percentage of
  average assets (annualized)                                    0.22%


                         LASER MORTGAGE MANAGEMENT, INC.
                                  Balance Sheet

                                                            As of
                                                        March 31, 1998

ASSETS

Investments in securities at fair value               $ 3,755,404,000
Cash and cash equivalents                                  85,782,000
Accrued interest receivable                                22,227,000
Receivable for securities sold                             21,860,000
                                                       ---------------

TOTAL ASSETS                                          $ 3,885,273,000
                                                      =================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Repurchase agreements                                 $ 3,532,480,000
Payable for securities purchased                           53,684,000
Accrued interest payable                                   11,016,000
Contractual commitments at fair value                       9,796,000
Dividends payable                                           8,619,000
Accounts payable                                            1,158,000
                                                      -----------------

TOTAL LIABILITIES                                       3,616,753,000

STOCKHOLDERS' EQUITY

Common Stock: par value $.001 per share;
  100,000,000 authorized,                                  20,044,999
  shares issued and outstanding                                20,000
Additional paid-in capital                                282,206,000
Net unrealized loss on securities                         (13,586,000)
Retained earnings                                            (120,000)
                                                         --------------

                                                          268,520,000
                                                         ---------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                                 $3,885,273,000
                                                       ==================

     LASER Mortgage Management, Inc. is a specialty finance company investing primarily in mortgage-backed securities and mortgage loans. The Company will elect to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended. LASER Advisers Inc., a registered investment adviser, manages the day-to-day operations of the Company. The executive offices of LASER Mortgage Management, Inc. are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

         "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING LASER MORTGAGE MANAGEMENT INC.'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES.

         Date:    April 22, 1998

         Contact: LASER Mortgage Management, Inc.
                  Robert Gartner, Vice President  (973) 912-8770